Filed by Citigroup Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933

                 Subject Company: Grupo Financiero Banamex Accival, S.A. de C.V.
                                                   Commission File No. 082-03325

                                                              Date: July 6, 2001


In connection with the proposed transaction, Citigroup has filed a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement (as amended) because it contains important information. Investors and security holders may obtain a free copy of the registration statement and other documents filed by Citigroup with the SEC at the SEC's web site at (http://www.sec.gov). Free copies of the registration statement and other documents filed by Citigroup with the SEC may also be obtained from Georgeson Shareholder, our information agent, by directing a request to Georgeson Shareholder, 17 State Street, 10th Floor, New York, New York 10004, banks and brokers call collect: (212) 440-9800, all others call toll free: (800) 223-2064.

                                   ---------

              [Press release issued by Citigroup on July 6, 2001]


                                                               [citigroup logo]


For immediate release
Citigroup Inc. (NYSE symbol: C)
July 6, 2001

Citigroup Commences Tender Offer for Grupo Financiero Banamex-Accival

New York and Mexico City - Citigroup and Grupo Financiero Banamex-Accival ("Banacci") announced that Citicorp, a wholly-owned subsidiary of Citigroup, today commenced its previously announced offer to:

o purchase all of the outstanding Banacci ordinary shares for an aggregate of US$12.5 billion in cash, or US$2.6544, for each share that is validly tendered prior to the expiration date, and simultaneously;

o sell to each Banacci shareholder who validly tenders Banacci ordinary shares in the offer prior to the expiration date 0.0269 share of Citigroup common stock per Banacci ordinary share tendered at a price of US$1.3272 per 0.0269 Citigroup share (equivalent to $49.26 per Citigroup share).

The simultaneous offer to purchase and offer to sell form a single offer and can only be accepted together. The total net consideration resulting from the simultaneous offer for each Banacci ordinary share validly tendered will be US$1.3272 and 0.0269 share of Citigroup common stock.

Banacci's board of directors has unanimously determined that the offer is fair to, and in the best interests of, Banacci's shareholders and recommends that Banacci's shareholders accept the offer and tender their shares. The simultaneous offer will expire at 4:45 p.m., New York City time (3:45 p.m. Mexico City time), on Thursday, August 2, 2001, unless extended.

Completion of the offer is subject to the satisfaction of certain conditions, including the granting of required approvals by regulators in the United States and abroad. In Mexico, the registration of Citigroup shares and the offer have been approved by the securities regulators and the acquisition of Banacci by Citicorp has been approved by the Ministry of Finance, the Competition Commission and the Commission on Foreign Investment ("CFI"). With respect to Banacci's telecommunications companies, Avantel S.A. and certain affiliates, CFI has set a time period for them to establish their compliance with applicable foreign investment laws.

In connection with the proposed transaction, Citigroup has filed a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement (as amended) because it contains important information. Investors and security holders may obtain a free copy of the registration statement and other documents filed by Citigroup with the SEC at the SEC's web site at (http://www.sec.gov). Free copies of the registration statement and other documents filed by Citigroup with the SEC may also be obtained from Georgeson Shareholder, our information agent, by directing a request to Georgeson Shareholder, 17 State Street, 10th Floor, New York, New York 10004, banks and brokers call collect: (212) 440-9800, all others call toll free: (800) 223-2064.


Citigroup (NYSE:C), the preeminent global financial services company, provides some 120 million consumers, corporations, governments and institutions in more than 100 countries with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage and asset management. Major brand names under Citigroup's trademark umbrella are Citibank, CitiFinancial, Primerica, Salomon Smith Barney, and Travelers. Additional information may be found at: www.citigroup.com.

                                      ###

Contacts:

Media:         Leah C. Johnson
               212-559-9446

Investors:     Sheri Ptashek
               212-559-4658

                                   ---------

        [English translation of a press that was issued on July 6, 2001 by Banacci in Mexico only in Spanish.]

                   TENDER OFFER FOR BANACCI SHARES COMMENCES

     o    Offer authorized in Mexico
     o    Citigroup can acquire control of Banacci and its subsidiaries
     o    Citigroup shares will trade on the Mexican Stock Exchange
     o Citigroup and Banacci make a commitment regarding Banamex's art collection

Mexico City, July 6, 2001--Citigroup Inc. ("Citigroup") and Grupo Financiero Banamex-Accival ("Banacci"), having obtained the necessary authorizations in Mexico, today announced the commencement of Citicorp's offer for the simultaneous purchase and sale of shares of Banacci and Citigroup, respectively, through the Mexican Stock Exchange (Bolsa Mexicana de Valores or "BMV").

The Finance Ministry (Secretaria de Hacienda y Credito Publico or "SHCP") authorized Citicorp, a subsidiary of Citigroup, to acquire a majority of the shares of Banacci. After the offer is completed, Banacci will become a subsidiary holding company.

In addition, the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores or "CNBV") authorized the tender offer to purchase Banacci shares and the simultaneous offer to sell Citigroup shares through the Mexican Stock Exchange, as well as the registration of the Citigroup shares in the National Securities Register (Registro Nacional de Valores). In this manner, Citigroup will become the first international company in modern times to be listed on the BMV, which marks the beginning of the internationalization of the Mexican equities market.

The Federal Competition Commission (Comision Federal de Competencia or "CFC") authorized the integration between Banacci and Citigroup, under the following conditions: i) the merger of their respective pension fund management companies, Banamex-Aegon and Afore Garante; ii) divest their participation in Servicios Electronicos Globales, a processing company; and iii) with respect to Credito Familiar, a finance company held by Citigroup in conjunction with Grupo Financiero BBVA-Bancomer ("Bancomer"), that one or both of Citigroup or Bancomer divest its interest.

Finally, the General Directorate for Foreign Investment (Direccion General de Inversion Extranjera or "DGIE") of the Economic Ministry authorized the transaction. Specifically, the DGIE authorized the acquisition of control of Banacci; and set a time period for Banacci's telecommunications companies, including Avantel and Avantel Servicios Locales, to establish with the DGIE their compliance with applicable foreign investment laws.

Citigroup and Banacci have also made certain commitments to the Mexican authorities with respect to the art collection and other cultural assets of Banco Nacional de Mexico's ("Banamex", a subsidiary of Banacci), as follows: i) the commitment that all such assets, fixed and otherwise, will remain permanently in Mexico, in the understanding that certain items in Banamex's art collection can leave the country only temporarily, and only to participate in art exhibits; ii) the commitment to maintain its current practice to publicly exhibit the art collection; and iii) to modify Banamex's bylaws in order to extend, from 15 to 180 working days, the term that the Federal Government would have to exercise its preferential right to buy in the event that Banamex would wish to sell any of those assets. These commitments will be ratified at Banamex's next shareholders' meeting.

                                   ---------

In connection with the proposed transaction, Citigroup has filed a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement (as amended) because it contains important information. Investors and security holders may obtain a free copy of the registration statement and other documents filed by Citigroup with the SEC at the SEC's web site at (http://www.sec.gov). Free copies of the registration statement and other documents filed by Citigroup with the SEC may also be obtained from Georgeson Shareholder, our information agent, by directing a request to Georgeson Shareholder, 17 State Street, 10th Floor, New York, New York 10004, banks and brokers call collect: (212) 440-9800, all others call toll free: (800) 223-2064.